Exhibit 21.1

SUBSIDIARIES OF QUEST RESOURCE HOLDING CORPORATION

Name	State of Organization	Parent

Youchange, Inc.	Arizona	Quest Resource Holding Corporation
Quest Resource Management Group, LLC	Delaware	Quest Sustainability Services, Inc.
Global Alerts, LLC	Delaware	Quest Sustainability Services, Inc.
Sustainable Resources Management, LLC	Delaware	Quest Sustainability Services, Inc.
Clean Up.org, Inc.	Delaware	Quest Sustainability Services, Inc.
Landfill Diversion Innovations, LLC	Delaware	Quest Resource Management Group, LLC
Quest Vertigent Corporation	Nevada	Quest Resource Holding Corporation
Quest Vertigent One, LLC	Delaware	Quest Vertigent Corporation
Quest Sustainability Services, Inc. (formerly known as Earth911, Inc.)	Delaware	Quest Resource Holding Corporation